June 5, 2019

By Electronic Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Dorrie Yale

Re:                             Fulcrum Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 1, 2019
CIK No. 0001680581

Ladies and Gentlemen:

On behalf of Fulcrum Therapeutics, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in part to respond to comments contained in a letter, dated May 28, 2019 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Robert J. Gould, the Company’s President and Chief Executive Officer, relating to the Registration Statement.  The responses contained herein are based on information provided to us by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Draft Registration Statement on Form S-1 filed May 1, 2019

Prospectus Summary

Overview, page 1

1.                                      We refer to your statement in the first paragraph that your proprietary product engine identifies and validates cellular drug targets that can modulate gene expression to treat the known root cause of genetically defined diseases.  Please revise this disclosure to avoid the implication that your proprietary product engine has generated successful

Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

treatments for genetically defined diseases.  Also revise the first sentence to clarify that you are a clinical stage biopharmaceutical company.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 15, 79 and 95 of Amendment No. 1.

2.                                      With reference to your disclosure on page 109, please revise the first paragraph of the Overview to explain that you recently commenced a Phase 1 clinical trial to establish the initial safety and tolerability of losmapimod in patients with FSHD.  Also, revise your product pipeline table on page 3 to depict clearly that your Phase 1 trial work is ongoing and to identify the next Phase 1 milestone in the last column.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 79, 95, 97 and 103 of Amendment No. 1.

3.                                      You state in the first full paragraph on page 2 that you believe you may be able to apply for accelerated approval of losmapimod for the treatment of FSHD because of prior safety data from GSK.  Please balance your statement by noting that the FDA may not agree with your proposed endpoints for accelerated approval, as you more fully explain on pages 18-19 and 46, and that the FDA may raise questions regarding your planned transition from GSK-manufactured tablets to tablets manufactured by you or another party, and you may be required to conduct comparability assessments, as you discuss on page 17.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 96 of Amendment No. 1.

Our Pipeline, page 3

4.                                      Please revise to remove the “Discovery Screening Indications” graphic from your Summary presentation.  Given that you have neither identified a drug nor a drug target, it is premature to highlight this “screening” work prominently in your Summary.  For guidance, please refer to the Instruction to Item 503(a) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has removed the discovery screening programs from its pipeline graphic. The Company has revised its disclosure on page 3 of Amendment No. 1 to present these screening programs in a new graphic that makes clear that the programs are in the discovery stage. The Company believes that these programs are a key aspect of the offering and that graphically highlighting these programs is appropriate under such circumstances. The Company believes that these programs are an important aspect of its business and the Company intends to use a portion of the proceeds from the offering to support these screening programs.

Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

Risks Associated with Our Business, page 3

5.                                      Please expand the penultimate bullet to explain that the composition of matter patent for losmapimod that is licensed to you expires in February 2023.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1.

6.                                      Please revise the third bullet point on page 4 to identify the “conditions and events.”  Also clarify that your auditors have issued a going concern opinion.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 13 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

7.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

Risk Factors

Our ability to use our NOLs and research and development tax credit carryforwards. . ., page 14

8.                                      Please quantify the NOLs and other tax attributes that are subject to limitation and clarify the factors that will determine the extent of the limitation.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Amendment No. 1.

Our internal computer systems, or those of our collaborators. . ., page 58

9.                                      You state that you make extensive use of cloud-based storage systems and that you experienced a breach of one such system in October 2018.  Although you explain that the breach did not result in permanent loss of data, please expand your disclosure, here or elsewhere as appropriate, to discuss the magnitude of the incident and its consequences, as well as remediation steps you have taken.

Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Amendment No. 1.

Our certificate of incorporation that will become effective. . ., page 64

10.                               We note that your forum selection provision identifies a state court located within the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If so, please also state that there is uncertainty as to whether a court would enforce such provision.  If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.  In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  To the extent the provision does not apply to claims arising under the Securities Act and the Exchange Act, please ensure the exclusive forum provision in your governing documents states this clearly.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 66 and 187 of Amendment No. 1 to clarify that the exclusive forum provision in the restated certificate of incorporation that the Company intends to adopt effective upon the closing of the offering to which Amendment No. 1 relates does not apply to actions arising under the Securities Act or the Exchange Act.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 86

11.                               Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:  The Company acknowledges the Staff’s request for an explanation of how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price, once available, and the Company will provide the requested information once it has an estimated offering price range.

Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

Business

Our Opportunity, page 94

12.                               We refer to your statement that you have demonstrated the ability to accurately model human disorders of gene mis-expression in vitro.  Please revise to discuss the work that supports this performance claim or tell us where you present this work in the prospectus.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Amendment No. 1.

CRISPR Screening, page 97

13.                               We refer to your statement that you use a “pooled, custom-designed” CRISPR library.  Please expand your disclosure to explain what you mean by “pooled.”

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 101 of Amendment No. 1.

Prior Clinical Development of Losmapimod by GSK, page 106

14.                               You disclose that GSK conducted multiple trials, and your tables disclose the number of serious adverse events that occurred in two different trials of losmapimod conducted by GSK.  Please revise your disclosure to explain all serious adverse events that occurred.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 110, 111 and 112 of Amendment No. 1.

Preclinical Studies, page 114

15.                               You state that the graphic on the left on page 116 shows drug target engagement in mouse blood cells after treatment, shown as a percentage of the average vehicle-treated value.  Please further explain the graphic, as it appears that the level of target engagement is lower in the drug-treated cells.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 122 of Amendment No. 1.

Right of Reference and License Agreement with GlaxoSmithKline, page 119

16.                               Please revise to disclose your royalty range within a ten-percent range (e.g., 5% to 15% or single digit to mid-teens).  In addition, please clarify the duration of the royalty term and the term of the agreement by disclosing the expiration dates underlying the patents to the extent not otherwise disclosed.

Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 125, F-32 and F-46 of Amendment No. 1 to disclose the royalty range within a ten-percent range. The Company advises the Staff that the duration of the royalty term and term of the agreement are not affected by the expiration dates of any of the licensed patents. The Company has revised its disclosure on page 126 of Amendment No. 1 to clarify that the expiration of licensed patents does not affect the royalty term.

Intellectual Property, page 120

17.                               You disclose the projected expiration date for any patents that may issue from pending applications.  Please also disclose the expiration date for any owned patent(s).  In addition, please expand your disclosure to identify the foreign jurisdictions where you have filed patent applications.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 127 of Amendment No. 1 to identify the foreign jurisdictions where the Company has filed patent applications. The Company does not own any patents.

Transactions with Related Persons

Consulting Services Provided by Third Rock Ventures, LLC, page 173

18.                               Please disclose whether Third Rock will continue to provide you with consulting and management services following the offering.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 179 of Amendment No. 1.

General

19.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

Response:  Other than as included in Amendment No. 1, the Company does not currently intend to include any additional graphics, visuals or photographs.  If the Company determines to include any additional graphics, visuals or photographs in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com.  Thank you for your assistance.

Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:                                Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Robert J. Gould, Fulcrum Therapeutics, Inc.

Bryan Stuart, Fulcrum Therapeutics, Inc.